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                                                                    EXHIBIT 99.1

                    CERTAIN BUSINESS RISKS AND UNCERTAINTIES

         Described below are various risks and uncertainties that may affect our business. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also affect our business. If any of the risks described below actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

OUR OPERATING RESULTS AND MARGINS MAY FLUCTUATE SIGNIFICANTLY.

         Although we have had significant revenue and earnings growth in recent years, we may not be able to sustain such growth or maintain our margins, and we may experience significant fluctuations in our revenue, earnings and margins in the future. For example, historically, the prices of our LEDs have declined based on market trends. We have attempted to maintain our margins by constantly developing improved or new products, which command higher prices. If we are unable to do so, our margins will decline. Our operating results and margins may vary significantly in the future due to many factors, including the following:

         - Our ability to develop, manufacture and deliver products in a timely and cost-effective manner;

         - variations in the amount of usable product produced during manufacturing (our "yield");

         - our ability to improve yields and reduce costs in order to allow lower product pricing without margin reductions;

         -  our ability to ramp up production for our new LED products;

         - our ability to produce higher brightness and more efficient LED products that satisfy customer design requirements;

         -  demand for our products and our customers' products;

         -  declining average sales prices for our products;

         -  changes in the mix of products we sell; and

         - changes in manufacturing capacity and variations in the utilization of that capacity.

         These or other factors could adversely affect our future operating results and margins. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price may decline.




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IF WE EXPERIENCE POOR PRODUCTION YIELDS, OUR MARGINS COULD DECLINE AND OUR
OPERATING RESULTS MAY SUFFER.

         Our SiC material products and our LED and RF device products are manufactured using technologies that are highly complex. We manufacture our SiC wafer products from bulk SiC crystals, and we use these SiC wafers to manufacture our LED products and our SiC-based RF and power semiconductors. Our UltraRF subsidiary manufactures its RF semiconductors on silicon wafers purchased from others. During manufacturing, each wafer is processed to contain numerous "die," which are the individual semiconductor devices, and the RF power devices are further processed by incorporating them into a package for sale as a packaged component. The number of usable crystals, wafers, die and packaged components that result from our production processes can fluctuate as a result of many factors, including but not limited to the following:

         -  impurities in the materials used;

         -  contamination of the manufacturing environment;

         - equipment failure, power outages or variations in the manufacturing process;

         -  losses from broken wafers or other human error; and

         -  defects in packaging.

         We refer to the proportion of usable product produced at each manufacturing step relative to the gross number that could be constructed from the materials used as our manufacturing "yield." Since many of our manufacturing costs are fixed, if our yields decrease, our margins could decline and our operating results would be adversely affected. In the past, we have experienced difficulties in achieving acceptable yields on new products, which has adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. In some instances, we may offer products for future delivery at prices based on planned yield improvements. Reduced yields or failure to achieve planned yield improvements could significantly affect our future margins and operating results.

OUR BUSINESS AND OUR ABILITY TO PRODUCE OUR PRODUCTS MAY BE IMPAIRED BY CLAIMS WE INFRINGE INTELLECTUAL PROPERTY OF OTHERS.

         The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. These traits have resulted in significant and often protracted and expensive litigation. Litigation to determine the validity of patents or claims by third parties of infringement of patents or other intellectual property rights could result in significant expense and divert the efforts of our technical personnel and management, even if the litigation results in a determination favorable to us. Such litigation may be brought against us directly or against our customers with regard to their use, distribution or sale of our products. Whether or not we become a party to a suit brought against a customer, we could incur significant expense in




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indemnifying our customers, even if the litigation is resolved in our favor. In the event of an adverse result in any such litigation, we could be required to:

         -  pay substantial damages;

         -  indemnify our customers;

         - stop the manufacture, use and sale of products found to be infringing;

         -  discontinue the use of processes found to be infringing;

         - expend significant resources to develop non-infringing products and processes; and/or

         -  obtain a license to use third party technology.

         Where we consider it necessary or desirable, we may seek licenses under patents or other intellectual property rights. However, we cannot be certain that licenses will be available or that we would find the terms of licenses offered acceptable or commercially reasonable. Failure to obtain a necessary license could cause us to incur substantial liabilities and costs and to suspend the manufacture of products. In addition, if adverse results in litigation made it necessary for us to seek a license or to develop non-infringing products or processes, there is no assurance we would be successful in developing such products or processes or in negotiating licenses upon reasonable terms or at all. Our results of operations, financial condition and business could be harmed if such problems were not resolved in a timely manner.

         Our distributor in Japan is presently a party to patent litigation in Japan brought by Nichia Corporation, in which the plaintiff claims that certain of our LED products infringe two Japanese patents it owns. The complaints in the proceedings seek injunctive relief that would prohibit our distributor from further sales of these products in Japan. The court has ruled in our favor on both suits; however Nichia has appealed the rulings. An adverse result in these cases would impair our ability to sell both our standard brightness and high brightness LED products in Japan and could cause customers not to purchase other LED products from us. Subject to contractual limitations, we have an obligation to indemnify our distributor for patent infringement claims.

         We have also initiated patent infringement litigation in the United States against Nichia and one of its subsidiaries, asserting patent infringement with respect to certain Nichia nitride semiconductor products, including laser diode products. Nichia has responded with counterclaims alleging, among other things, patent infringement claims against us based on four U.S. patents directed to nitride semiconductor technology. In addition, Nichia alleged trade secret misappropriation and related claims against the Company and a former Nichia researcher who is now employed by one of our subsidiaries on a part-time basis. An adverse result under Nichia's counterclaims would impair our ability to sell our optoelectronic products and could include a substantial damage award against us.




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         Our Cree Lighting subsidiary has also initiated litigation in the
United States against Nichia and one of its subsidiaries asserting patent infringement with respect to gallium nitride-based semiconductor technology useful in manufacturing certain LEDs and other devices. The lawsuit seeks damages and an injunction against infringement.We have also been named as a counterclaim defendant in a suit brought by Nichia and its subsidiary in the United States District Court for the Eastern District of Pennsylvania citing alleged violations of antitrust laws. An adverse result under Nichia's counterclaims could include a substantial damage award against us, which would have a material adverse effect on our financial condition.

         We believe the claims asserted against our products in the Japanese cases and the counterclaims asserted against us by the defendants in the U.S. cases are without merit, and we intend to vigorously defend against the charges. However, we cannot be certain that we will be successful, and litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. Litigation costs to date in these cases have been substantial, and variability in these costs could adversely affect our financial results. If any of these cases were decided against us, the result would have a material adverse effect on our operations and financial condition.

THERE ARE LIMITATIONS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY.

         Our intellectual property position is based in part on patents owned by us and patents exclusively licensed to us by NCSU and others. The licensed patents include patents relating to the SiC crystal growth process that is central to our SiC materials and device business. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities, but we cannot be sure that patents will be issued on such applications or that our existing or future patents will not be successfully contested. Also, since issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection.

         In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

         Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights, but there is not assurance that we will be successful in any such litigation. Moreover, litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations.





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IF WE ARE UNABLE TO PRODUCE ADEQUATE QUANTITIES OF OUR MEGABRIGHT(TM) AND
XBRIGHT(TM) LED PRODUCTS AND IMPROVE OUR YIELDS, OUR OPERATING RESULTS MAY
SUFFER.

         We believe that higher volume production and lower production costs for our MegaBright(TM) and XBright(TM) LED products will be important to our future operating results. We must reduce costs of these products to avoid margin reductions from the lower selling prices we may offer to meet the competition and/or satisfy prior contractual commitments. Achieving greater volumes and lower costs requires improved production yields for these products. In addition, in the case of our XBright(TM) and MegaBright(TM) green LED products, we only recently began manufacturing these products in volume and may encounter delays and manufacturing difficulties as we ramp up our capacity to make these products. Our failure to produce adequate quantities and improve the yields of any of these products could have a material adverse effect on our business, results of operations and financial condition.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON THE DEVELOPMENT OF NEW PRODUCTS BASED ON OUR CORE SIC TECHNOLOGY.

         Our future success will depend on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner, and we must secure production orders from our customers.

         The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development and introduction of new products. Products currently under development include high power RF and microwave devices, power devices, blue laser diodes and higher brightness LED products. The successful development and introduction of these products depends on a number of factors, including the following:

         - achievement of technology breakthroughs required to make commercially viable devices;

         - the accuracy of our predictions of market requirements and evolving standards;

         -  acceptance of our new product designs;

         -  the availability of qualified development personnel;

         -  our timely completion of product designs and development;

         - our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales;

         - our customers' ability to develop applications incorporating our products; and

         -  acceptance of our customers' products by the market.

         If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-efficient manner.




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WE FACE RISKS OF REDUCED REVENUE UNDER OUR CONTRACT WITH SPECTRIAN IF WE CANNOT
RAMP UP PRODUCTION OF OUR LDMOS-8 PRODUCTS OR MEET CERTAIN PRODUCT
SPECIFICATIONS.

         Revenues of our UltraRF segment are dependent on our amended Supply Agreement with Spectrian Corporation, or Spectrian. If we are unable to ramp up production of our recently released LDMOS-8 products adequately, Spectrian may have the right to reduce the amount it purchases during the applicable quarter under the agreement subject to satisfaction of certain conditions. Consequently, our results of operations could be adversely affected both by delays in producing LDMOS-8 products. In addition, if we are unable to supply other products that meet or exceed the specifications of certain competitive parts designated by Spectrian, Spectrian may purchase those products from other vendors, and the purchased quantities will be deducted from the minimum quantities required to be purchased from us under the Supply Agreement. The resulting reduction in revenue could have an adverse effect on our results of operations.

WE DEPEND ON A FEW LARGE CUSTOMERS.

         Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. For example, for fiscal 2001 our top five customers accounted for 72% of our total revenue. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them. The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may limit or stop purchasing our products and our operating results will suffer. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover.

         Recently, we have experienced a trend towards smaller customers gaining design wins from our larger customers for finished products incorporating our LEDs. While in the short term, this trend may lead to increased sales to smaller customers and an increase in the portion of our revenue that they represent, the long term effects of this trend are uncertain. In addition, smaller customers typically do not commit up front to purchase a specified volume over a long period of time, which reduces our ability to predict and maintain a steady stream of orders and revenue as sales to smaller customers increase as a percentage of revenue.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

         The markets for our LED and RF and microwave power semiconductor products are highly competitive. Our competitors currently sell LEDs made from sapphire wafers that are brighter than the high brightness LEDs we currently produce and similar in brightness to our UltraBright(TM), MegaBright(TM) and X-Bright (TM) LED products. In addition, new firms have begun offering or announced plans to offer blue and green LEDs. In the RF power semiconductor field, the products manufactured by UltraRF compete with products offered by substantially larger competitors. The market for SiC wafers is also becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so.



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We also expect significant competition for products we are currently developing, such as those for use in microwave communications and power switching.

         We expect competition to increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

WE FACE SIGNIFICANT CHALLENGES MANAGING OUR GROWTH.

         We have experienced a period of significant growth that has strained our management and other resources. We have grown from 248 employees on June 28, 1998 to 970 employees on June 24, 2001 and from revenues of $44.0 million for the fiscal year ended June 28, 1998 to $177.2 million for the fiscal year ended June 24, 2001. To manage our growth effectively, we must continue to:

         -  implement and improve operating systems;

         - maintain adequate manufacturing facilities and equipment to meet customer demand;

         -  add experienced senior level managers; and

         - attract and retain qualified people with experience in engineering, design, technical marketing support.

         We will spend substantial amounts of money in supporting our growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business operating results and financial condition could be adversely affected.

PERFORMANCE OF OUR INVESTMENTS IN OTHER COMPANIES COULD NEGATIVELY AFFECT OUR FINANCIAL CONDITION.

         From time to time, we have made investments in public and private companies that engage in complementary businesses. Should these investments be deemed to be impaired, the related write-down in value could have a material adverse effect on our financial condition. Each of these investments is subject to the risks inherent in the related company's business and trends affecting the equity markets as a whole. Our private company investments are subject to additional risks relating to the limitations on transferability of our interests due to the lack of a public market and other transfer restrictions. Our public company investments are subject to market risks and also can be subject to contractual limitations on transferability. As a result, we may not be able to reduce the size of our positions or liquidate our investments when we deem appropriate to limit our downside risk.




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OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE ENCOUNTER PROBLEMS
TRANSITIONING PRODUCTION TO A LARGER WAFER SIZE.

         We are in the process of gradually shifting production of some products from two-inch wafers to three-inch wafers. We must first qualify our production processes on systems designed to accommodate the larger wafer size, and some of our existing production equipment must be refitted for the larger wafer size. Delays in this process could have an adverse effect on our business, particularly on our ability to sell some of our RF and power products at a competitive price. In addition, in the past we have experienced lower yields for a period of time following a transition to a larger wafer size until use of the larger wafer is fully integrated in production and we begin to achieve production efficiency. We anticipate that we will experience similar temporary yield reductions during the transition to the three-inch wafers, and we have factored this into our plan for production capacity. If this transition phase takes longer than we expect or if we are unable to attain expected yield improvements, our operating results may be adversely affected.

WE RELY ON A FEW KEY SUPPLIERS.

         We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including key materials and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with such suppliers. If we were to lose such key suppliers, our manufacturing efforts could be hampered significantly. Although we believe our relationship with our suppliers is good, we cannot assure you that we will continue to maintain good relationships with such suppliers or that such suppliers will continue to exist.

IF GOVERNMENT AGENCIES OR OTHER CUSTOMERS DISCONTINUE THEIR FUNDING FOR OUR RESEARCH AND DEVELOPMENT OF SIC TECHNOLOGY, OUR BUSINESS MAY SUFFER.

         In the past, government agencies and other customers have funded a significant portion of our research and development activities. If this support is discontinued or reduced, our ability to develop or enhance products could be limited and our business, results of operations and financial condition could be adversely affected.

IF OUR PRODUCTS FAIL TO PERFORM OR MEET CUSTOMER REQUIREMENTS, WE COULD INCUR SIGNIFICANT ADDITIONAL COSTS.

         The manufacture of our products involves highly complex processes. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products. In some cases our products may contain undetected defects that only become evident after shipment. We have experienced product quality, performance or reliability problems from time to time. Defects or failures may occur in the future. If failures or defects occur, we could:




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         -  lose revenue;

         - incur increased costs, such as warranty expense and costs associated with customer support;

         - experience delays, cancellations or rescheduling of orders for our products; or

         -  experience increased product returns.

WE ARE SUBJECT TO RISKS FROM INTERNATIONAL SALES.

         Sales to customers located outside the U.S. accounted for about 69%, 69% and 59% of our revenue in fiscal 2001, 2000 and 1999, respectively. We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trading restrictions, tariffs, trade barriers and taxes. Also, U.S. Government or military export restrictions could limit or prohibit sales to customers in certain countries because of their uses in military or surveillance applications. Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

IF WE FAIL TO INTEGRATE ACQUISITIONS SUCCESSFULLY, OUR BUSINESS WILL BE HARMED.

         We completed two strategic acquisitions during calendar year 2000. We will continue to evaluate strategic opportunities available to us, and we may pursue other product, technology or business acquisitions. Such acquisitions can present many types of risks, including the following:

         - we may fail to successfully integrate the operations and personnel of newly acquired companies with our existing business;

         - we may experience difficulties integrating our financial and operating systems;

         - our ongoing business may be disrupted or receive insufficient management attention;

         - we may not cost-effectively and rapidly incorporate acquired technology;

         - we may not be able to recognize cost savings or other financial benefits we anticipated;

         -  acquired businesses may fail to meet our performance expectations;

         -  we may lose key employees of acquired businesses;

         - we may not be able to retain the existing customers of newly acquired operations;





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         -  our corporate culture may clash with that of the acquired businesses; and

         - we may incur undiscovered liabilities associated with acquired businesses that are not covered by indemnification we may obtain from the seller.

We may not successfully address these risks or other problems that arise from our recent or future acquisitions. In addition, in connection with future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing shareholders, we may incur debt and we may be required to amortize expenses related to intangible assets that may negatively affect our results of operations.





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